SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

  SOPHiA GENETICS SA
______________________________________________
(Name of Issuer)

Ordinary Shares
______________________________________________
(Title of Class of Securities)

H82027105
______________________________________________
(CUSIP Number)

December 31, 2021
______________________________________________
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d1(b)
☐	Rule 13d1(c)
☒	Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Generation Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,789,560
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,789,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,789,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%*
12	TYPE OF REPORTING PERSON IA
* Beneficial ownership based on 63,857,604 ordinary shares, based on the 63,338,111 ordinary shares expected to be outstanding as of July 27, 2021, as reported on the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2021 plus the 519,493 ordinary shares reported, on the Issuer’s Form 6-K filed on August 25, 2021, as being issued and sold to the underwriters of its initial public offering pursuant to the underwriters’ exercise of their option to purchase additional shares.

1	NAMES OF REPORTING PERSONS Generation IM Sustainable Solutions III, GP Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,789,560
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,789,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,789,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%*
12	TYPE OF REPORTING PERSON OO
* Beneficial ownership based on 63,857,604 ordinary shares, based on the 63,338,111 ordinary shares expected to be outstanding as of July 27, 2021, as reported on the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) filed with the SEC on July 23, 2021 plus the 519,493 ordinary shares reported, on the Issuer’s Form 6-K filed on August 25, 2021, as being issued and sold to the underwriters of its initial public offering pursuant to the underwriters’ exercise of their option to purchase additional shares.

1	NAMES OF REPORTING PERSONS Generation IM Sustainable Solutions Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (c) ☐ (d) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,789,560
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,789,560
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,789,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%*
12	TYPE OF REPORTING PERSON OO
* Beneficial ownership based on 63,857,604 ordinary shares, based on the 63,338,111 ordinary shares expected to be outstanding as of July 27, 2021, as reported on the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) filed with the SEC on July 23, 2021 plus the 519,493 ordinary shares reported, on the Issuer’s Form 6-K filed on August 25, 2021, as being issued and sold to the underwriters of its initial public offering pursuant to the underwriters’ exercise of their option to purchase additional shares.

Item 1(a)	Name of Issuer:
SOPHiA GENETICS SA

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Rue du Centre 172
CH-1025 Saint-Sulpice
Switzerland

Items 2(a)	Name of Person Filing:

Generation Investment Management LLP
Generation IM Sustainable Solutions III, GP Ltd
Generation IM Sustainable Solutions Fund III, L.P.

Item 2(b)	Address of Principal Business Office:

Generation Investment Management LLP: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
Generation IM Sustainable Solutions III, GP Ltd: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
Generation IM Sustainable Solutions Fund III, L.P.: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

Item 2(c)	Citizenship:

Generation Investment Management LLP – England and Wales
Generation IM Sustainable Solutions III, GP Ltd – Guernsey
Generation IM Sustainable Solutions Fund III, L.P. – Guernsey

Item 2(d)	Title of Class of Securities:

Ordinary Shares

Item 2(e)	CUSIP Number:

H82027105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2022

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Alexander Marshall
	Name:	Alexander Marshall
	Title:	Partner

GENERATION IM SUSTAINABLE SOLUTIONS III, GP LTD

By:	/s/ Anne Ewing
	Name:	Anne Ewing
	Title:	Director

GENERATION IM SUSTAINABLE SOLUTIONS FUND III, L.P.
By: Generation IM Sustainable Solutions III, GP Ltd Its: General Partner

By:	/s/ Anne Ewing
	Name:	Anne Ewing
	Title:	Director